The city of new York Office of the comptroller 1 centre street New York, NY 10007 ───────────── Scott M. Stringer Comptroller

June 15, 2016

Dear fellow Bed Bath & Beyond Shareowner:

Vote “Against” Directors Adler, Barshay and Morrison and
Management Proposal 3 to Ratify 2015 Executive Compensation

Vote “For” Shareowner Proposal 4 to Adopt Proxy Access

I write on behalf of the New York City Pension Funds (The “NYC Funds”) to urge you to vote AGAINST director nominees Dean S. Adler, Stanley F. Barshay and Victoria A. Morrison, AGAINST Proposal 3 to ratify 2015 executive compensation, and FOR Proposal 4 requesting a “proxy access” bylaw at Bed Bath & Beyond’s Annual Meeting on July 1, 2016.

•	As members of the Compensation Committee, long-tenured directors Adler, Barshay and Morrison have failed to protect shareowner interests by repeatedly awarding excessive CEO pay despite mounting shareowner concerns regarding the disconnect between pay and performance, including majority opposition to management’s say-on-pay proposal in 2015.

•	Given that CEO Steven Temares once again received over $19 million in total compensation for 2015, despite the company’s failed say-on-pay vote last year and a sharp decline in its share price, we urge shareowners to vote against both management’s say-on-pay proposal and the three Compensation Committee members primarily responsible for the gaping and persistent disconnect between CEO pay and company performance.

•	Proposal 4, a non-binding shareowner proposal to implement proxy access, would improve board accountability and performance by enabling shareowners that have held three percent of outstanding shares for three years to nominate a limited number of directors on management’s proxy card.

The NYC Funds have approximately $160 billion in assets and are substantial long-term Bed Bath & Beyond shareowners, with 472,442 shares.  We submitted our proxy access proposal in fall 2015 in response to longstanding concerns with the company’s excessive CEO compensation.  The board of directors’ subsequent failure to adequately respond to last year’s failed say-on-pay vote has exacerbated underlying concerns with its oversight, independence and accountability.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

June 15, 2016

Total CEO Pay is Excessive and Disconnected from Performance

We believe Mr. Temares’ total 2015 cash and equity compensation of $19.7 million is clearly excessive by virtually any objective measure, including in absolute terms and relative to the company’s performance, size, peers, and the broader S&P 500.

Mr. Temares, for example, ranked #62 for 2015 CEO pay out of 490 S&P 500 companies included in the Wall Street Journal’s recent compensation review.1  While that places Bed Bath & Beyond in the 87th percentile of the S&P 500 for CEO pay, it ranks in the 9th percentile in terms of market capitalization and the 5th percentile for one-year total shareowner returns, according to Bloomberg.

Relative to the company’s own peer group2, as defined on page 25 of its 2016 proxy statement, Mr. Temares’ total cash and equity compensation was 1.9 times the average and 2.3 times the median, despite the fact that Bed Bath & Beyond’s market capitalization is significantly smaller than the peer group average and median.

Source: ISS ExecComp Analytics; excludes pension value change.	Source: Bloomberg (6/8/16)

Most concerning given the magnitude of Mr. Temares’ compensation is the fact that Bed Bath & Beyond has substantially underperformed its peers in terms of total shareowner returns over the past one, three and five years, as illustrated in the below chart.

Source: Bloomberg (6/8/16)

1 See http://graphics.wsj.com/ceo-salary-vs-company-performance/
2We excluded Family Dollar Stores and PetSmart from company’s 19-member peer group because they no longer trade publicly.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

June 15, 2016

In fact, of the 17 peer companies in the above analysis, only L Brands, Starbucks and TJX Companies had higher or comparable CEO pay to Bed Bath & Beyond and, as illustrated in the following table, all three are larger and better performing.

Name	Total CEO Pay ($000s)	1-YR TSR%	3-YR TSR%	5-YR TSR%	Market Cap ($mil)
L Brands	27,168	-13.4	58.0	171.4	20,053
Starbucks	20,091	7.3	77.1	230.2	80,496
Bed Bath & Beyond	19,652	-34.9	-34.5	-13.5	6,976
TJX Companies	19,560	17.6	56.5	219.8	50,500
    Source: ISS ExecComp Analytics; Bloomberg (6/8/16)

Total CEO pay at the remaining 14 peer companies ranged from $2.6 million at Nordstrom’s to a high of $11.7 million at Macy’s, both of which have generated substantially higher total shareowner returns than Bed Bath & Beyond over the past one, three and five years.

Directors Adler, Barshay and Morrison Have Repeatedly Awarded Excessive CEO Pay and Failed to Adequately Respond to Shareowner Concerns

Bed Bath & Beyond has paid more than $19 million in total CEO compensation in each of the last three years despite negative shareowner returns and mounting shareowner concerns; opposition to management’s say-on-pay was 22 percent in 2013, 28 percent in 2014 and an S&P 500-leading 65 percent at last year’s annual meeting.  Significantly, Bed Bath and Beyond was one of only three S&P 500 companies at which say-on-pay failed in 2015.

Notwithstanding last year’s failed say-on-pay vote and a steep decline in the company’s share price in 2015, Mr. Temares’ total cash and equity compensation remained effectively unchanged at $19.7 million from 2014 to 2015.  While the Compensation Committee disclosed certain changes to plan structure – including reducing target compensation by 14 percent, increasing the weighting and rigor of the three-year goal under its performance stock unit (PSU) equity incentive plan, and capping PSU awards at 100 percent of target if the company’s TSR over the performance period is negative – these are incremental improvements that only take effect in 2016 and, regardless, are insufficient in our view to re-establish a meaningful link between pay and performance.

Among other concerns, reduced target compensation of $16.9 million in 2016 remains well above peer group average and median, and can be earned in full even if the company’s share price declines substantially.

In our view, the Compensation Committee members’ repeated failure to align executive pay with performance raises significant concerns regarding their oversight, independence and accountability.  The fact that directors Adler, Barshay and Morrison have each served on the board for at least 13 years underscores our concerns with their independence, and highlights the need for new directors that are able to exercise strong, independent oversight of management.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

June 15, 2016

Proposal 4 Requesting Proxy Access Will Strengthen Board Accountability

Holding directors Adler, Barshay and Morrison accountable for their failure to adequately respond to investor concerns is a critical first step.  But strengthening independence in Bed Bath & Beyond’s boardroom and creating sustainable value for its shareowners will also require an infusion of qualified, genuinely independent replacements.  The proposed proxy access bylaw can help to ensure this takes place by giving substantial, long-term shareowners a meaningful voice in nominating directors if the board itself fails to nominate qualified replacements.

We believe proxy access will improve board performance and increase shareowner value, and this view is supported by empirical studies by both the CFA Institute and economic researchers at the Securities and Exchange Commission (SEC)3.  The proposed bylaw includes appropriate safeguards to prevent abuse, including reasonable ownership and holding period requirements.  These terms were not selected arbitrarily; it was the SEC, following extensive analysis and public comment in connection with now vacated Rule 14a-11, that determined that a three percent ownership threshold, three-year holding requirement and 25 percent of the board slate size limitation were most appropriate.

Over the past 18 months, more than 220 companies have enacted proxy access bylaws on terms similar to Proposal 4.  Many of these companies have acted voluntarily without the need for a shareowner vote.  Unlike the substantial majority of companies that received proxy access proposals from the NYC Funds for 2016, Bed Bath & Beyond did not even reach out to discuss the proposal, a discussion we had informed the company that we would welcome.

Moreover, in those cases where similar proposals have gone to a vote in 2015 and 2016, support has averaged over 56 percent of votes cast and over 90 percent of votes cast in cases where management did not oppose the proposal.  Thus, contrary to the board’s opposition statement, we believe the proposed terms are now widely accepted by stakeholders.

Vote “Against” Directors Adler, Barshay and Morrison & Proposal 3 to Ratify CEO Pay
Vote “For” Proposal 4 to Adopt Proxy Access

Please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment, at mgarlan@comptroller.nyc.gov or (212) 669-2517, for additional information.

Sincerely,
Scott M. Stringer
New York City Comptroller

3 http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1; https://www.sec.gov/dera/staff-papers/working-papers/public-vs-private-provision-of-governance.pdf

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.